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                                                                   Exhibit 99.34

     Not for Distribution outside of Canada

POINTS INTERNATIONAL ANNOUNCES THE COMPLETION OF THE SALE OF CONVERTIBLE
DEBENTURE

IMPROVED TERMS FOR POINTS INTERNATIONAL

TORONTO -- Points International Ltd. (TSX: PTS, OTC: PTSEF), the owner and operator of Points.com, the world's most popular site to earn and swap reward program miles and points, announced today that CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, has completed the sale of its $6 million convertible debenture issued by the Company to CIBC Capital Partners (CIBC) in 2001 to a group of institutional and accredited investors as had been announced on March 29th, 2005. The purchasers also acquired from CIBC Capital Partners the outstanding Series One Preferred Share in the capital of Points International Ltd.

In connection with the purchase and sale of the debenture, the debenture has been amended in a number of significant respects. Among these amendments, the interest rate on the debenture has been reduced from 11% to 8%, all negative and certain positive covenants under the debenture have been eliminated and all security previously held by CIBC Capital Partners in connection with the debenture has been released. In addition, unless previously repaid, the debenture will convert into common shares of the Company in April, 2006.

ABOUT POINTS INTERNATIONAL LTD.

Points International Ltd. is the owner and operator of Points.com, the world's most popular site to earn and swap reward program miles and points. Over 45 of the world's leading programs participate on Points.com, including American Airlines AAdvantage(R) program, Delta SkyMiles(R), eBay Anything Points(TM), TripRewards(R), Priority Club(R) Rewards, Asia Miles(R) and S&H greenpoints.

Source: Points International Ltd (TSX Exchange: PTS, OTC: PTSEF)

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FOR FURTHER INFORMATION

Investor Relations: Steve Yuzpe, Chief Financial Officer, Points International Ltd., Direct: (416) 596-6382, Email: steve.yuzpe@points.com; or


Ed Lewis, CEOcast, Inc. for Points International, (212) 732-4300, elewis@ceocast.com

Business Development Inquiries: Christopher Barnard, President, Points International Ltd., Direct: (416) 596-6381, Email:
christopher.barnard@points.com